enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

December 1, 2016

Enerplus to Present at Capital One Securities 11th Annual Energy Conference – New Orleans

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX and NYSE: ERF) is pleased to advise that Ian C. Dundas, President & Chief Executive Officer, will be presenting at the Capital One Securities 11th Annual Energy Conference in New Orleans on December 8, 2016 at 11:40 AM CT (10:40 AM MT). Investors are invited to listen to a live webcast of the presentation at:

http://wsw.com/webcast/cof8/erf

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

About Us
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, committed to creating value for its shareholders through a disciplined capital investment strategy.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation